Exhibit 99.1

August 19, 2019

Lithium Americas Completes
US$160 Million Project Investment by Ganfeng Lithium

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that it has closed the previously announced transaction (the “Project Investment”) in which a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”) subscribed for newly issued shares of Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project in Jujuy, Argentina (“Caucharí-Olaroz” or the “Project”).

In consideration for the newly issued shares, Minera Exar has received US$160 million in cash to continue to fund the Project’s construction activities. Upon closing, Ganfeng Lithium has increased its interest in Caucharí-Olaroz from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest.

Jon Evans, President and CEO, commented, “We are delighted to complete the Project Investment with our 50/50 joint venture partner, Ganfeng Lithium, building on our long history of working together. At Caucharí-Olaroz, construction activities continue to proceed on schedule with over 600 employees and contractors mobilized at site.”

“With the Project Investment complete, we have further strengthened our liquidity and expect to release the results of a feasibility study on an expanded initial production capacity for the Project of 40,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate in September 2019.”

Upon completion of the Project Investment, Minera Exar repaid to LAC US$8.8 million of outstanding loans (which amount includes the accrued interest thereon) that were previously advanced by the Company and, as previously announced, the parties implemented certain amendments to the shareholders agreement governing the Project to reflect a 50/50 joint venture. Of the US$160 million consideration for the Project Investment, US$57 million was advanced prior to closing. The Company also executed an amended and restated offtake agreement with BCP Innovation Pte Ltd. (“Bangchak”) whereby, in consideration for Bangchak’s consent to the Project Investment, in the event the Company approves an expansion of the initial production capacity of the Project from its current targeted production of 25,000 tpa to 40,000 tpa, the Company has agreed to provide incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate at market prices.

About Lithium Americas:

Lithium Americas owns a 50% interest in Caucharí-Olaroz with Ganfeng Lithium holding the remaining 50% interest (each subject to the rights of JEMSE (a company owned by the Government of Jujuy Province) to acquire an 8.5% interest in Minera Exar). In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: anticipated rates of production at the Project; successful development of the Project and the Thacker Pass project, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund, or remain fully funded for, such development, accuracy of estimates of mineral resources and mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for the Project, and the timing and results of an updated feasibility study for the Project.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Project and the Thacker Pass project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative, regulatory and community environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners and including, in respect of the Project, in Argentina), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation, governmental or community policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.